Amos J. Oelking, III 713-220-8137/fax: 713-236-0822 aoelking@akingump.com

June 2, 2006

Via EDGAR and Federal Express

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	Mr. H. Roger Schwall

Ms. Tangela Richter

Mr. Jason Wynn

Mail Stop 7010

Re:	Transmeridian Exploration Inc.

Registration Statement on Form S-4

Dear Mr. Schwall, Ms. Richter and Mr. Wynn:

On behalf of Transmeridian Exploration Inc. (the “Company”), a wholly owned subsidiary of Transmeridian Exploration Incorporated (the “Parent”), I enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Pre-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-4 (the “Form S-4”).

Pursuant to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Parent, dated April 12, 2006, namely comment number 1, the Amendment reflects the Parent’s responses to the Staff’s comments with respect to the Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”) and Pre-Effective Amendment No. 1 to the Parent’s Registration Statement on Form S-3 (the “Form S-3”) previously submitted to you via

1111 Louisiana Street, 44th Floor / Houston, Texas 77002 / 713.220.5800 / fax: 713.236.0822 / akingump.com

United States Securities and Exchange Commission

June 2, 2006

separate letters each dated May 26, 2006 (which letters were filed via the Commission’s EDGAR system) and accompanied by courtesy copies of the corresponding amendment filings.

Specifically, the Amendment reflects, on pages 18 and 19, a conforming change to the risk factor disclosures in the Form S-4 setting forth the revised risk factor regarding internal control over financial reporting included by the Parent in its amendments to the Form 10-K and Form S-3 in response to comment number 2 from the Staff. None of the Staff’s other comments are relevant to the Company’s disclosures in the Form S-4.

Please note that the Amendment also reflects (i) revisions to reflect the Company’s recent issuance of an additional $40 million aggregate principal amount of its Senior Secured Notes due 2010 as reported by the Parent in its Current Report on Form 8-K filed with the Commission on May 31, 2006 (the additional notes will be included in the exchange offer with respect to which the Form S-4 has been filed); and (ii) certain other updating and nonsubstantive revisions, including revisions to conform certain of the disclosures in the Form S-4 to the corresponding disclosures in the Parent’s amendments to the Form 10-K and Form S-3.

If you have any questions with respect to the foregoing, please call me at (713) 220-8137.

Sincerely,

/s/ Amos J. Oelking, III

Amos J. Oelking, III

Enclosure

cc:	Earl W. McNiel, w/o encl.
Vice President and Chief Financial Officer

Edward G. Brantley, w/o encl.
Vice President and Chief Accounting Officer

Nicolas J. Evanoff, w/o encl.
Vice President, General Counsel and Secretary

James L. Rice III, w/o encl.